Exhibit 99.1

Canadian Solar Comments on the Department of Commerce Preliminary Anti-Dumping Determination

GUELPH, Ontario, July 29, 2014 — Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ:  CSIQ), one of the world’s largest solar power companies, today released this statement on behalf of Thomas Koerner, General Manager of Canadian Solar Inc. Americas division, in response to the United States Department of Commerce’s (“DOC”) preliminary decision made last Friday to impose anti-dumping (“AD”) tariffs of up to 44.18% on certain Taiwanese photovoltaic cell imports.

“We are deeply disappointed by the DOC’s decision, especially in context of the overwhelming damaging impact on the U.S. solar industry,” said Mr. Koerner.

“This preliminary AD announcement will definitely jeopardize what we have worked so hard for and have achieved in the last few years in the U.S. market: solar industry job creation and affordable clean energy - from small residential installations to large utility scale power plants. While we applaud the government’s vocal dedication to sustainable development and job creation via fostering the solar market; the pattern of protectionism directly contradicts these commitments. This decision in favor of one non-competitive PV manufacturer will cost tens and thousands of jobs across the entire U.S. solar industry, which currently employs more than 140,000 local workers,” added Mr. Koerner.

“As a Canadian company with international activities and an international supply chain, we firmly believe in free international trade and a free market economy with no trade barriers. Meanwhile we will continue to honor our commitment to our customers in the U.S. and serve the market with our high quality solar products. By leveraging our global and competitive supply chain we do not expect any significant disruption to our business in U.S.,” concluded Mr. Koerner.

About Canadian Solar Inc.

Founded in 2001 in Ontario, Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar has an industry leading and geographically diversified pipeline of utility-scale solar power projects as well as a track record of successful solar deployment boasting over 7 GW of premium quality modules installed in over 70 countries during the past decade. Canadian Solar is committed to providing high-quality solar products and solar energy solutions to customers around the world. For more information about our company, products and projects please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of solar grade silicon; demand for solar products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in our project markets, including Canada, the U.S., Japan and China; changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; trade protectionism in Europe, the U.S. and India; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 28, 2014. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.